SCN Holding Inc.
40 Matthews Street Ste 101
Goshen, NY 10924
845-294-2771
April 10, 2009
Craig Wilson
Senior Asst Chief Accountant
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Wilson,
We have responded to the recent comments and acknowledge that the filings include all information required under the Securities Exchange
Act of 1934 and that we have provided all information investors require for an informed investment decision. We further acknowledge that:
The company is responsible for the adequacy and accuracy of the disclosure in the filing;
That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States
We are also aware that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments of our filings.

Truly Yours,


______________________________
/S/ Glenn T. Hall, CEO